EXHIBIT 23.1

INDEPENDENT AUDITOR’S CONSENT

The Board of Directors

Magma Design Automation, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-74278 and No. 333-92324) of Magma Design Automation, Inc. and subsidiaries of our report dated April 28, 2003 except as to Note 12, which is as of June 10, 2003, relating to the consolidated balance sheets of Magma Design Automation, Inc. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2003, and related financial statement schedule, which report appears in the March 31, 2003, annual report on Form 10-K of Magma Design Automation, Inc.

/s/ KPMG LLP

Mountain View, California

June 18, 2003